

September 11, 2012

Via Email
Mr. Jerry M. Brooks
Chief Financial Officer
Dril-Quip, Inc.
6401 N. Eldridge Parkway
Houston, Texas 77041

>   **Re: Dril-Quip, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2011**
>   **Filed February 27, 2012**
>   **File No. 1-13439**

Dear Mr. Brooks:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Management's Discussion and Analysis

Results of Operations, page 35

1.   We note you disclose, under Special Items on page 36, that in 2010 you settled and paid total assessments of over $16 million related primarily to 2007 state tax on importation of goods to the State of Rio de Janeiro, Brazil. You further disclose that out of this total you recognized $7.8 million as an expense in your 2010 statement of income and considered the remaining $8.6 million as a prepaid tax that will be utilized to offset future liabilities

for state taxes on the importation of goods, and that you are in the process of having these tax credits certified by the State of Rio de Janeiro.

However we note you disclose on page 64 that in December 2010 and January 2011 you were served with additional assessments collectively valued at $13 million (as of December 2011) from the State of Rio de Janeiro to cancel credits resulting from the importation of goods. You further disclose that you are vigorously contesting these assessments, that it is not possible to estimate a reasonably possible loss or range of loss that might result from an adverse judgment or settlement of these assessments, and accordingly, no liability has been accrued in conjunction with this matter.

Tell us whether the tax credits corresponding to the $8.6 million that you recorded as a prepaid tax are of the same nature as the credits that the State of Rio de Janeiro cancelled as disclosed on page 64. If they are, tell us why you do not believe that it would be more appropriate to recognize the $8.6 million payment you made as an expense, instead of prepaid tax, until recovery is deemed probable in accordance with FASB ASC 450-30.

Additionally, if you have already agreed to settle and pay the $16 million assessments, please explain why you do not believe there is a probable loss associated with the $13 million in additional assessments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief